CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY


Pursuant to order of the Securities and Exchange Commission dated June 30, 1997 in the matter of File No. 70-8949.

       Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

       1. A Loan Agreement dated as of April 1, 2003 was made and entered into by and between the Company and Mississippi Business Finance Corporation ("MBFC"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated April 15, 2003 in the principal amount of $29,075,000 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

       2. A Loan Agreement dated as of April 1, 2003 was made and entered into by and between the Company and Escambia County, Florida (the "County"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated April 15, 2003 in the principal amount of $32,550,000 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

       3. Filed herewith are the following exhibits.

          Exhibit A - Loan Agreement between MBFC and the Company, dated as of
                      April 1, 2003.

          Exhibit B - Loan Agreement between the County and the Company, dated as of April 1, 2003.

          Exhibit C - Trust Indenture of MBFC, dated as of April 1, 2003.

          Exhibit D - Trust Indenture of the County, dated as of April 1, 2003.

          Exhibit E - Promissory Note of the Company to MBFC, dated April 15,
                      2003.

          Exhibit F - Promissory Note of the Company to the County, dated April
                      15, 2003.

          Exhibit G - Opinion of Beggs & Lane dated April 22,2003.


Dated: April 22, 2003                         GULF POWER COMPANY


                                              By /s/Wayne Boston
                                                   Wayne Boston
                                               Assistant Secretary